CS Financing Corporation
21 Tamal Vista Blvd., Suite 230
Corte Madera, CA 94925
415-927-7302

Mark Williams
Chief Financial Officer

February 26, 2009

Ms. Babette Cooper
Division of Corporation Finance,
Mail Stop 4561
Securities and Exchange Commission
Washington, DC 20549

Re:	CS Financing Corporation (the “Company”)
Form 10-Q for Fiscal Quarter Ended
September 30, 200
Filed November 13, 2008
File No. 333-129919

Dear Ms. Cooper:

This letter is in response to the comment letter of the Staff dated February 17, 2009.  For your convenience, we have reproduced the Staff’s comment preceding our response.

Form 10-Q as of September 30, 2008

Note 2 - Investment in Note Receivable, page F-7

1.           We note your response to our prior comment 1.  We reiterate our request for you to tell us if RES expects to complete construction on its two San Francisco projects by the time the loan matures and if not, how you factored this into determining that no bad debt reserve is required.

Response:     We are attaching a letter from RES detailing the current completion date for the two San Francisco properties.  The loan to RES was a series of construction advances which are due 365 days after the date of the advance (with the ability of both parties to extend the loan repayment for up to an additional 6 months), and which bear interest at 15% per annum, and the note permits principal prepayments.  The first advance (for both properties) was made on April 29, 2008 in the aggregate amount of $1,290,735, with, as of the date of this letter, approximately another $123,000 made in various amounts and on various dates.

The letter from RES also discusses the real estate market in San Francisco and the status of the marketing of these two properties (please note that RES has retained a very experienced local real estate agent to market these properties).

With respect to current micro-market conditions in the greater San-Francisco-Bay Area, I have also attached a map (taken from the February 3, 2009 edition of the San Francisco Chronicle) showing the declines in value of real estate throughout the San Francisco- Bay Area.  The City (and County)of San Francisco has retained its real estate values much better than other areas, some of which have fallen upwards of 40%.  The letter from RES also discusses the micro-market conditions in the context of valuing the two San Francisco properties.

Based upon these circumstances, and consistent with CSF’s loan loss allowance policy (as detailed in the notes to CSF’s financials) CSF has not seen the need to take a loan loss allowance on these two properties.

Please don’t hesitate to contact me, or Richard Dobson (our General Counsel) at the above telephone number, if you have any questions.

Sincerely,

__/s/ Mark Williams__
Mark Williams
Chief Financial Officer
CS Financing Corporation

cc:           Richard Dobson, Esq.